UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name: Pennant Investment Corporation

Address of Principal Office (No. & Street, City, State, Zip Code):

445 Park Avenue, 9th Floor

New York, New York 10022

Telephone Number (including area code): (212) 307-3280

Name and address for agent for service of process:

Arthur H. Penn

Pennant Investment Corporation

445 Park Avenue, 9th Floor

New York, New York 10022

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 18th day of January, 2007.

[SEAL]

/s/ Arthur H. Penn
(Signature)

Pennant Investment Corporation
(Name of Company)

By:	Arthur H. Penn
(Name of director, officer or
general partner signing on behalf of
the company)

Chief Executive Officer, Chairman of the Board and Director
(Title)

Attest:	Notarial Seal
(Name)

Notary
(Title)